Exhibit 99.2

Q2 - 2023 Results August 4, 2023

Louis Tonelli Vice President, Investor Relations Q2 - 2023 RESULTS 2

Forward Looking Statements Q2 - 2023 RESULTS 3 Certain statements in this document and related quarterly results conference call constitute "forward - looking information" or "forward - looking statements" (collectively, "forward - looking statements") . Any such forward - looking statements are intended to provide information about management's current expectations and plans and may not be appropriate for other purposes . Forward - looking statements may include financial and other projections, as well as statements regarding our future plans, strategic objectives or economic performance, or the assumptions underlying any of the foregoing, and other statements that are not recitations of historical fact . We use words such as "may", "would", "could", "should", "will", "likely", "expect", "anticipate", "believe", "intend", "plan", "aim", "forecast", "outlook", "project", "estimate", "target" and similar expressions suggesting future outcomes or events to identify forward - looking statements . The following table identifies the material forward - looking statements contained in this document and related quarterly results conference call, together with the material potential risks that we currently believe could cause actual results to differ materially from such forward - looking statements . Readers and listeners should also consider all of the risk factors which follow below the table : Material Potential Risks Related to Applicable Forward - Looking Statement Material Forward - Looking Statement  Light vehicle sales levels  Production disruptions, including as a result of labour disruptions  Supply disruptions  Production allocation decisions by OEMs Light Vehicle Production  Same risks as for Light Vehicle Production above  The impact of elevated interest rates and availability of credit on consumer confidence and in turn vehicle sales and production  Potential supply disruptions  The impact of the Russian invasion of Ukraine on global economic growth and industry production volumes  The impact of rising interest rates and availability of credit on consumer confidence and, in turn, vehicle sales and production  The impact of deteriorating vehicle affordability on consumer demand, and in turn vehicle sales and production  Concentration of sales with six customers  Shifts in market shares among vehicles or vehicle segments  Shifts in consumer “take rates” for products we sell Total Sales Segment Sales  Same risks as for Total Sales/Segment Sales above  Successful execution of critical program launches, including complete vehicle manufacturing of the Fisker Ocean SUV  Operational underperformance  Production inefficiencies in our operations due to volatile vehicle production allocation decisions by OEMs  Higher costs incurred to mitigate the risk of supply disruptions  Inflationary pressures  Our ability to secure cost recoveries from customers and/or otherwise offset higher input costs  Price concessions  Commodity cost volatility  Scrap steel price volatility  Higher labour costs  Tax risks Adjusted EBIT Margin Potential Margin Expansion Net Income Attributable to Magna Target Leverage Ratio  Same risks as Adjusted EBIT Margin/Potential Margin Expansion/Net Income Attributable to Magna/Target Leverage Ratio above  Risks related to conducting business through joint ventures Equity Income  Same risks as for Total Sales/Segment Sales and Adjusted EBIT Margin/Potential Margin Expansion/Net Income Attributable to Magna/Target Leverage Ratio above Free Cash Flow  The impact of elevated interest rates and availability of credit on consumer confidence and in turn vehicle sales and production  Potential supply disruptions  The impact of the Russian invasion of Ukraine on global economic growth and industry production volumes  The impact of rising interest rates and availability of credit on consumer confidence and, in turn, vehicle sales and production  The impact of deteriorating vehicle affordability on consumer demand, and in turn vehicle sales and production  Concentration of sales with six customers  Shifts in market shares among vehicles or vehicle segments  Shifts in consumer “take rates” for products we sell Total Sales Segment Sales

Forward Looking Statements (cont.) Q2 - 2023 RESULTS 4 Forward - looking statements are based on information currently available to us and are based on assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances . While we believe we have a reasonable basis for making any such forward - looking statements, they are not a guarantee of future performance or outcomes . In addition to the factors in the table above, whether actual results and developments conform to our expectations and predictions is subject to a number of risks, assumptions and uncertainties, many of which are beyond our control, and the effects of which can be difficult to predict, including, without limitation : Climate Change Risks  transition risks and physical risks;  strategic and other risks related to the transition to electromobility; Acquisition Risks  competition for strategic acquisition targets;  inherent merger and acquisition risks;  acquisition integration risk; Other Business Risks  risks related to conducting business through joint ventures;  intellectual property risks;  risks of conducting business in foreign markets;  fluctuations in relative currency values;  an increase in pension funding obligations;  tax risks;  reduced financial flexibility as a result of an economic shock;  inability to achieve future investment returns that equal or exceed past returns;  changes in credit ratings assigned to us;  the unpredictability of, and fluctuation in, the trading price of our Common Shares;  a reduction of suspension of our dividend; Legal, Regulatory and Other Risks  antitrust risk;  legal claims and/or regulatory actions against us;  changes in laws and regulations, including those related to vehicle emissions, taxation, or made as a result of the COVID - 19 pandemic.  potential restrictions on free trade;  trade disputes/tariffs; and  environmental compliance costs. Supply Chain Risks  semiconductor chip supply disruptions and price increases, and the impact on customer production volumes and on the efficiency of our operations;  supply disruptions and applicable costs related to supply disruption mitigation initiatives;  regional energy shortages/disruptions and pricing;  a deterioration of the financial condition of our supply base; Manufacturing/Operational Risks  product and new facility launch risks;  operational underperformance;  restructuring costs;  impairment charges;  labour disruptions;  skilled labour attraction/retention;  leadership expertise and succession; IT Security/Cybersecurity Risk  IT/Cybersecurity breach;  product Cybersecurity breach; Pricing Risks  pricing risks between time of quote and start of production;  price concessions;  commodity price volatility;  declines in scrap steel/aluminum prices; Warranty / Recall Risks  costs related to repair or replacement of defective products, including due to a recall;  warranty or recall costs that exceed warranty provision or insurance coverage limits;  product liability claims; Macroeconomic, Geopolitical and Other Risks  impact of the Russian invasion of Ukraine;  inflationary pressures;  interest rate levels;  risks related to COVID - 19; Risks Related to the Automotive Industry  economic cyclicality;  regional production volume declines;  deteriorating vehicle affordability;  potential consumer hesitancy with respect to Electric Vehicles (“EVs”);  intense competition; Strategic Risks  alignment of our product mix with the “Car of the Future”;  our ability to consistently develop and commercialize innovative products or processes;  our investments in mobility and technology companies;  our changing business risk profile as a result of increased investment in electrification and autonomous/assisted driving, including: higher R&D and engineering costs, and challenges in quoting for profitable returns on products for which we may not have significant quoting experience; Customer - Related Risks  concentration of sales with six customers;  inability to significantly grow our business with Asian customers;  emergence of potentially disruptive EV OEMs, including risks related to limited revenues/operating history of new OEM entrants;  Evolving counterparty risk profile;  dependence on outsourcing;  OEM consolidation and cooperation;  shifts in market shares among vehicles or vehicle segments;  shifts in consumer "take rates" for products we sell;  quarterly sales fluctuations;  potential loss of any material purchase orders;  potential OEM production - related disruptions; In evaluating forward - looking statements or forward - looking information, we caution readers and listeners not to place undue rel iance on any forward - looking statement. Additionally, readers and listeners should specifically consider the various factors which could cause actual events or results to differ materially from those indicated by such forward - looking statements, includi ng the risks, assumptions and uncertainties above which are:  discussed under the “Industry Trends and Risks” heading of our Management’s Discussion and Analysis; and  set out in our revised Annual Information Form filed with securities commissions in Canada, our annual report on Form 40 - F / 40 - F/A filed with the United States Securities and Exchange commission, and subsequent filings. Readers and listeners should also consider discussion of our risk mitigation activities with respect to certain risk factors, wh ich can be also found in our Annual Information Form.

Q2 - 2023 RESULTS 5 Reminders All amounts are in U.S. Dollars Today's discussion excludes the impact of other expense (income), net ("Unusual Items") "Organic", in the context of sales movements, means "excluding the impact of foreign exchange, acquisitions and divestitures"

Swamy Kotagiri Chief Executive Officer Q2 - 2023 RESULTS 6

Key Takeaways Q2 - 2023 RESULTS 7 Successfully completed acquisition of Veoneer Active Safety – Positions Magna as a global leader in Active Safety Q2 organic sales outperformed weighted industry production by 3% – 5% outgrowth excluding Complete Vehicles Strong Q2 operating performance – YoY: Adjusted EBIT margin up 170 bps, Adjusted EPS up 81% Raised 2023 outlook for sales, Adjusted EBIT margin, Adjusted net income Continued Progress in Go Forward Strategy

Operating Environment Q2 - 2023 RESULTS 8 • Experiencing incremental improvements – Reduced supply constraints, higher and less volatile OEM vehicle production – Resilient auto sales • Interlocking challenges impacting entire industry – Continuing elevated inflation, higher interest rates, macroeconomic uncertainty • Upcoming North American OEM - labour negotiations in 2H • Focus on containing costs and expanding margins – Driving operational improvements – Obtaining customer recoveries – Flawless launches

Operational Excellence Focus 9 Driving Margin Expansion Consolidation and restructuring of management, SG&A and engineering functions Short and Mid - Term Acceleration of manufacturing plant restructuring and consolidation Repricing on underperforming programs Long - Term Accretive automation and productivity improvements, prioritize most impactful plants Reduce direct cost through component price reductions, freight optimization, tier 2 inflation management Accelerate smart manufacturing activities to drive performance Q2 - 2023 RESULTS European BES facility on track with '23/'24 improvement expectations

Completed Acquisition of Veoneer Active Safety Q2 - 2023 RESULTS 10 • Transaction closed on June 1 st • Broadens and complements our Active Safety portfolio • Business on - track with our expectations • Executing smooth integration and delivering synergies underway

Q2 - 2023 RESULTS 11 • Awarded battery enclosure on Ford’s second - gen electric pick - up truck • Adding new capacity in Tennessee • Further strengthening our position in battery enclosures Executing In Megatrend Product Areas • Announced long - term supply agreement • Magna to integrate SiC technology into future eDrive systems • Enables Magna’s delivery of better cooling performance, faster acceleration and charging rates • Industry - first award with Modular Decoupling Unit for BEVs • First - to - market bolt - on stand - alone solution • Launching on multiple vehicles with German - based premium OEM • Contributes to increasing electric driving range by up to 9%

Q2 - 2023 RESULTS 12 • Awarded truck frame and seats on Ford’s second - gen electric pick - up truck • Preceded by awards for outside mirrors and exteriors on same platform • Represents second seating program award for pick - up trucks in North America Winning Business Across Portfolio • Awarded new fascia business from Europe - based global OEM • Magna to supply OEM’s North American assembly plant from existing Exteriors facility • The first of multiple programs is expected to launch in 2026 • Awarded replacement vehicle assembly business on Mercedes - Benz G - Class • Continues a 40+ year history as exclusive producer • New program to launch in 2024

Pat McCann Executive Vice President & Chief Financial Officer Q2 - 2023 RESULTS 13

Q2 2023 Performance Highlights

MAGNA

Consolidated Sales

$11.0B

+17%

Weighted GoM[1] of 3%

(5% excl. Complete Vehicles)

Adjusted EBIT

5.5%

+170 bps

+140 bps vs Q1, 2023

$603M

+68%

Other highlights

- **GoM[1] in BE&S, P&V and Seating**
- **Paid out $129M in dividends**
- **Raised 2023 Outlook**

Adjusted Diluted EPS

$1.50

+81%

Free Cash Flow[2]

-$7M

[1] *Weighted Growth over Market (GoM) compares organic sales growth (%) to vehicle production change (%) after applying Magna geographic sales weighting, excluding Complete Vehicles, to regional production*

[2] *Free Cash Flow is Cash from Operating Activities plus proceeds from normal course dispositions of fixed and other assets minus capital spending minus investment in other assets*

Q2-2023 RESULTS 14

Q2 2023 Financial Results

MAGNA

Consolidated Sales

($Millions)

+17%



9,362
1,497
92
-56
87
10,982
Q2 2022
Volumes, Launches & Other[2]
Complete Vehicles
Foreign Exchange
Acquisitions, Net of Divestitures
Q2 2023

Q2 2023 PRODUCTION	
Global	+15%
North America	+14%
Europe	+13%
China	+21%
Magna Weighted	+14%

Weighted GoM[1] 3%
(5% excl. Complete Vehicles)

[1] Weighted Growth over Market (GoM) compares organic sales growth (%) to vehicle production change (%) after applying Magna geographic sales weighting, excluding Complete Vehicles, to regional production
[2] Includes customer price increases to recover certain higher production input costs and contractual customer price givebacks

Q2-2023 RESULTS 15

Q2 2023 Financial Results Q2 - 2023 RESULTS 16 • Volumes, Performance & Other – Strong earnings on higher sales – Losses in our Russian facilities in Q2 2022 (+) – Acquisitions, net of divestitures ( - ) • Operational – Productivity and efficiency improvements – Higher tooling contribution – Higher program - related engineering – Higher launch costs • Higher equity income – Largely earnings on higher unconsolidated sales • Higher net input costs (inflation) – Lower scrap steel/aluminum sales – Higher labour costs – Lower costs for energy, commodities and freight • Non - recurring – Lower amortization on pubco securities ( - ) – Higher net favourable commercial items $603 $358 Adjusted EBIT & Margin ($Millions)

Q2 2023 Financial Results Q2 - 2023 RESULTS 17 CHANGE Q2 2023 Q2 2022 ($Millions, unless otherwise noted) 245 603 358 Adjusted EBIT (14) 34 20 Interest Expense 231 569 338 Adjusted Pre - Tax Income (40) (124) (84) Adjusted Income Taxes (4) (15) (11) (Income) Attributable to Non - Controlling Interests 187 430 243 Adjusted Net Income Attributable to Magna (4.8) 286.3 291.1 Diluted Share Count (millions of units) 0.67 1.50 0.83 Adjusted EPS ($) 24.9% 21.8%

Q2 2023 Cash Flow and Investment Activities Q2 - 2023 RESULTS 18 Free Cash Flow 1 ($Millions) OTHER SOURCES (USES) OF CASH 544 (31) Net Issues (Repayment) of Debt (1,475) - Purchase of Subsidiaries (3) (2) Public and Private Equity Investments (2) (212) Repurchase of Common Shares (129) (130) Dividends Q2 2023 Q2 2022 ($Millions, unless otherwise noted) 879 560 Cash from Operations Before Changes in Operating Assets & Liabilities (332) (139) Changes in Operating Assets & Liabilities 547 421 Cash from Operations (502) (329) Fixed Asset Additions (96) (80) Increase in Investments, Other Assets and Intangible Assets 44 40 Proceeds from Dispositions (554) (369) Investment Activities (7) 52 FREE CASH FLOW 1 52 (7) 0.0 0.0 0.0 0.0 0.1 0.1 0.1 0.1 0.1 0.1 0.1 -20 0 20 40 60 80 100 Q2'22 Q2'23 1 Free Cash Flow (FCF) is Cash from Operating Activities plus proceeds from normal course dispositions of fixed and other asset s m inus capital spending minus investment in other assets

Continued Financial Strength Q2 - 2023 RESULTS 19 LEVERAGE RATIO (LTM, 30JUN23) ($M illions) 7,531 Adjusted Debt 3,441 Adjusted EBITDA 2.19 Adjusted Debt / Adjusted EBITDA TOTAL LIQUIDITY (30JUN23) ($M illions) 1,281 Cash 3,350 Available Term & Operating Lines of Credit 4,631 Total Liquidity Investment - grade ratings from Moody’s, S&P, DBRS 1 Excluding ~$400 million in excess cash held to pay down Euro notes coming due 2.08 Adjusted Debt / Adjusted EBITDA (excl. excess cash) 1 • Leverage ratio tracking better than previous expectations • Ratio expected to decline by end of 2023, further decline through 2024

Updated 2023 Outlook – Key Assumptions Q2 - 2023 RESULTS 20 AUGUST 2023 MAY 2023 2022 Light Vehicle Production (millions of units) 15.2 15.0 14.3 • North America 17.0 16.3 15.8 • Europe 26.2 26.2 26.4 • China Foreign Exchange Rates 0.746 0.748 0.769 • 1 CDN dollar equals USD 1.096 1.086 1.053 • 1 EURO equals USD 0.142 0.145 0.149 • 1 RMB equals USD Changed from previous Outlook

Updated 2023 Outlook Q2 - 2023 RESULTS 21 Raised Outlook AUG. 2023 VEONEER ACTIVE SAFETY ALL OTHER MAY 2023 2022 ($Billions, unless otherwise noted) 41.9 – 43.5 1.0 0.7 40.2 – 41.8 37.8 Total Sales 4.8% – 5.2% (0.2%) 0.3% 4.7% - 5.1% 4.4% Adjusted EBIT Margin % 1,2 110M – 140M 15M 95M – 125M 89M Equity Income ~150M ~150M 81M Interest Expense ~21% ~21% 21.3% Income Tax Rate 3 1.4 - 1.6 0.1 1.3 – 1.5 1.2 Adj. Net Income Attributable to Magna 4 ~2.5 0.1 ~2.4 1.7 Capital Spending 0.1 – 0.3 0.1 – 0.3 0.083 Free Cash Flow 5 1 Adjusted EBIT Margin is the ratio of Adjusted EBIT to Total Sales 2 Magna's Adjusted EBIT to exclude the amortization of acquired intangibles, beginning in Q3, 2023 3 Income Tax Rate has been calculated using Adjusted EBIT and is based on current tax legislation 4 Net Income Attributable to Magna represents Net Income excluding Other expense (income), net 5 Free Cash Flow (FCF) is Cash from Operating Activities plus proceeds from normal course dispositions of fixed and other asset s m inus capital spending minus investment in other assets Changed from previous Outlook

In Summary Q2 - 2023 RESULTS 22 Strong Q2 operating performance Continued progress on Go Forward Strategy through recent activities Raised outlook for 2023 Further sales growth over market

Appendix – Q2 2023 Results Q2 - 2023 RESULTS 23

Q2 2023 Reconciliation of Reported Results Q2 - 2023 RESULTS 24 Excl. Other Expense, Net Other Expense, Net Reported Excluding Other Expense (Income), Net $Millions, except for share figures $ 569 $ 86 $ 483 Income Before Income Taxes 5.2% 4.4% % of Sales $ 124 $ (5) $ 129 Income Tax Expense 21.8% 26.7% % of Pretax $ (15) $ - $ (15) Income Attributable to Non - Controlling Interests $ 248 $ (91) $ 339 Net Income Attributable to Magna $ 1.50 $ 0.32 $ 1.18 Earnings Per Share

Q2 2022 Reconciliation of Reported Results Q2 - 2023 RESULTS 25 Excl. Other Expense, Net Other Expense, Net Reported Excluding Other Expense (Income), Net $Millions, except for share figures $ 338 $ 426 $ (88) Income (Loss) Before Income Taxes 3.6% (0.9%) % of Sales $ 84 $ 27 $ 57 Income Tax Expense 24.9% (64.8%) % of Pretax $ (11) $ - $ (11) Income Attributable to Non - Controlling Interests $ 243 $ 399 $ (156) Net Income (Loss) Attributable to Magna $ 0.83 $ 1.37 $ (0.54) Earnings (Loss) Per Share

Sales Performance vs Market Q2 - 2023 RESULTS 26 Performance vs Weighted Global Production (Weighted GoM) Organic 1 Reported 2% 16% 15% Body Exteriors & Structures 4% 18% 20% Power & Vision 15% 29% 28% Seating Systems (7%) 7% 9% Complete Vehicles 3% 17% 17% TOTAL SALES 15% Unweighted Production Growth 14% Weighted Production Growth 2 1 Organic Sales represents sales excluding acquisitions net of divestitures and FX movements 2 Calculated by applying Magna geographic sales weighting, excluding Complete Vehicles, to regional production Q2 2023 vs Q2 2022

Segment Impact on Adjusted EBIT % of Sales Q2 - 2023 RESULTS 27 Adjusted EBIT as a Percentage of Sales Adjusted EBIT Sales ($Millions) 3.8% $ 358 $ 9,362 2 nd Quarter of 2022 Increase (Decrease) Related to: 1.6% $ 201 $ 593 Body Exteriors & Structures 0.0% $ 25 $ 574 Power & Vision 0.5% $ 64 $ 350 Seating Systems (0.3%) $ (29) $ 123 Complete Vehicles (0.1%) $ (16) $ (20) Corporate and Other 5.5% $ 603 $ 10,982 2 nd Quarter of 2023 Q2 2023 vs Q2 2022

# Geographic Sales

## Q2 2023 vs Q2 2022


North America
$4.6B
$5.4B
PRODUCTION 14%
Europe
$3.8B
$4.4B
PRODUCTION 13%
Asia
$947M
$1,250M
ASIA PRODUCTION 17%
China Production 21%
Rest of World
$122M
$137M
S.A. PRODUCTION 12%
Q2 2022
Q2 2023

Q2-2023 RESULTS 28

2023 Segment Adjusted EBIT Margin Q2 - 2023 RESULTS 29 Body Exteriors & Structures  2022  May 2023 Outlook  August 2023 Outlook 5.3% 6.4 - 6.9% 6.9 - 7.4% 1.9% 2.9 - 3.4% 3.2 - 3.7% 4.0% 4.8 - 5.3% 4.1 - 4.6% 4.5% 1.4 - 1.9% 1.6 - 2.1% Seating Power & Vision Complete Vehicles

Capital Allocation Principles Q2 - 2023 RESULTS 30 Disciplined, Profitable Approach to Growth Remains a Foundational Principle Q2 2023 • Preserve liquidity and high investment grade credit ratings Maintain Strong Balance Sheet 2.19x LTM 30JUN23 - Adj. debt / Adj. EBITDA ratio between 1.0 - 1.5x • Maintain flexibility to invest for growth $ 502M $ 96M $ 1,475M Fixed asset additions Other investments Acq . of Veoneer Active Safety • Organic and inorganic opportunities Invest for Growth • Innovation $ 129M • Continued dividend growth over time Return Capital to Shareholders • Repurchase shares with excess liquidity

Q2 - 2023 RESULTS 31